Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	Three months ended September 30,				Nine months ended September 30,
	2014		2013		2014		2013
Income (loss) before income taxes (2)	$107,025		$(95,701)		$310,602		$60,269
Add fixed charges:
Interest expense	21,916		23,146		66,612		68,380
Amortization of discount on convertible notes (1)	6,139		6,218		18,484		18,474
Amortization of debt issuance expense	828		922		2,506		2,849
Interest expense-special items (2)	—		4,784		647		4,784
Interest portion of rent expense	3,603		4,145		11,196		12,157
Adjusted income (loss)	$139,511		$(56,486)		$410,047		$166,913
Fixed charges:
Interest expense	$21,916		$23,146		$66,612		$68,380
Amortization of discount on convertible notes (1)	6,139		6,218		18,484		18,474
Amortization of debt issuance expense	828		922		2,506		2,849
Interest expense-special items (2)	—		4,784		647		4,784
Interest portion of rent expense	3,603		4,145		11,196		12,157
Fixed charges	$32,486		$39,215		$99,445		$106,644
Ratio of earnings to fixed charges(3)	4.3	x	—	x	4.1	x	1.6	x

(1)	See the “Debt” note of the Notes to Consolidated Financial Statements.

(2)
Certain of the Company’s debt agreements and indentures provide for the exclusion of various special charges from applicable financial covenant coverage calculations.  The following listing of charges, which are included in the Company’s income from continuing operations before income taxes, includes certain of these excludable charges (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Settlement, litigation and other related charges (a)	$12,868	$143,484	$27,467	$169,615
Other charges (b)	3,999	61,632	25,559	96,906
Total - non-interest expense special items	$16,867	$205,116	$53,026	$266,521
Interest expense special items (c)	$—	$4,784	$647	$4,784
(a) See further discussion at the "Commitment and Contingencies" note of the Notes to the Consolidated Financial Statements.
(b) See further discussion at the "Other Charges" caption of the "Significant Accounting Policies" note of the Notes to the Consolidated Financial Statements.
(c) See the "Debt" note of the Notes to the Consolidated Financial Statements.

(3)
The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges.  Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.  Due to the registrant’s loss (including the charges/(credits) above) in the three months ended September 30, 2013, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings of $96 million to achieve a coverage of 1:1 in the three months ended September 30, 2013.